EXHIBIT 99.1

ING to nominate Petri Hofsté and Stuart Graham as members of the Supervisory Board

ING to nominate Petri Hofsté and Stuart Graham as members of the Supervisory Board

ING announced today that it will propose to appoint Petri Hofsté and Stuart Graham to the Supervisory Board at the Annual General Meeting (AGM) to be held on 22 April 2025. The proposed appointments are part of the agenda for ING’s 2025 AGM that has been published today. Upon decision by the AGM, the appointments will be effective as of 1 July 2025.

Petri Hofsté (Dutch, 1961) has extensive experience in the financial and corporate sector, including as auditor, controller and CFO. She served as division director of Banking Supervision at De Nederlandsche Bank and held board positions at various financial institutions. Currently she is a member of the supervisory board at Achmea (until 15 April 2025), Royal Friesland Campina and Pon Holdings and is chair of the Nyenrode Foundation. Petri holds a master’s degree in Business Economics, Finance and Accounting from the Vrije Universiteit Amsterdam, as well as a degree as chartered accountant.

Stuart Graham (British/German, 1967) has more than three decades of experience in the financial sector. He is the co-founder and prior CEO of Autonomous Research, a leading global financial services research firm. Before that, he was a banking analyst at JP Morgan and Merrill Lynch and was regularly ranked as a leading equity research analyst on European banks. He currently is consultant to Trade Republic. Stuart holds a master’s degree in Modern History from Cambridge University.

Karl Guha, chairman of the Supervisory Board of ING said: “The addition of Petri Hofsté and Stuart Graham to our board will allow ING to benefit greatly from their experience and insights as we execute our strategy to be the best European bank by accelerating growth, increasing impact and delivering value. I look forward to working with them.”

The AGM agenda also includes the proposals to reappoint Steven van Rijswijk and Ljiljana Čortan for a term of four years to the Executive Board, and to reappoint Lodewijk Hijmans van den Bergh for a term of four years and Margarete Haase for a term of two years to the Supervisory Board. All four were (re)appointed at the AGM in 2021. All proposed (re)appointments have been approved by the European Central Bank.

It will also be proposed to appoint Deloitte Accountants BV as the external auditor to provide assurance on the Sustainability Statement for a term of four years starting on 1 January 2026. At the 2024 AGM, Deloitte was appointed as external auditor for the audit of the financial statements for a term of four years starting on 1 January 2026.

Full details of all agenda items are included in the proxy materials for our AGM. The proxy materials also include the 2024 Annual Report of ING, including the Annual Accounts and the reports of the Executive Board and the Supervisory Board, as published on 6 March 2025, as well as other information and documents as required by law. The proxy materials, including the agenda for the AGM, are available on our website (ing.com/agm).

Registered shareholders may attend the AGM starting at 2 p.m., either in person at Muziekgebouw aan ’t IJ (Piet Heinkade 1, 1019 BR Amsterdam, the Netherlands) or remotely, by logging on to the electronic platform ‘Evote by ING’, available via ing.com/agm. The supporting materials published today provide further details on how to register, participate and vote. The AGM will also be webcast live via ing.com. Shareholders are advised to check the information on the website regularly for any updates, including details on admission requirements.

Note for editors
For more on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom. Photos of ING operations, buildings and its executives are available for download at Flickr.

Press enquiries	Investor enquiries
Raymond Vermeulen	ING Group Investor Relations
+31 20 576 6369	Investor.Relations@ing.com
Raymond.Vermeulen@ing.com

ING PROFILE

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is: empowering people to stay a step ahead in life and in business. ING Bank’s more than 60,000 employees offer retail and wholesale banking services to customers in over 100 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA NA, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

ING aims to put sustainability at the heart of what we do. Our policies and actions are assessed by independent research and ratings providers, which give updates on them annually. ING's ESG rating by MSCI was reconfirmed by MSCI as 'AA' in August 2024 for the fifth year. As of December 2023, in Sustainalytics’ view, ING’s management of ESG material risk is ‘Strong’. Our current ESG Risk Rating, is 17.2 (Low Risk). ING Group shares are also included in major sustainability and ESG index products of leading providers. Here are some examples: Euronext, STOXX, Morningstar and FTSE Russell. Society is transitioning to a low-carbon economy. So are our clients, and so is ING. We finance a lot of sustainable activities, but we still finance more that’s not. Follow our progress on ing.com/climate.

IMPORTANT LEGAL INFORMATION

Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/2014 (‘Market Abuse Regulation’).
ING Group’s annual accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS- EU’). In preparing the financial information in this document, except as described otherwise, the same accounting principles are applied as in the 2024 ING Group consolidated annual accounts. All figures in this document are unaudited. Small differences are possible in the tables due to rounding.
Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to diﬀer materially from those expressed or implied in such statements. Actual results, performance or events may diﬀer materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions and customer behaviour, in particular economic conditions in ING’s core markets, including changes affecting currency exchange rates and the regional and global economic impact of the invasion of Russia into Ukraine and related international response measures (2) changes affecting interest rate levels (3) any default of a major market participant and related market disruption (4) changes in performance of financial markets, including in Europe and developing markets (5) fiscal uncertainty in Europe and the United States (6) discontinuation of or changes in ‘benchmark’ indices (7) inflation and deflation in our principal markets (8) changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness (9) failures of banks falling under the scope of state compensation schemes (10) non- compliance with or changes in laws and regulations, including those concerning financial services, financial economic crimes and tax laws, and the interpretation and application thereof (11) geopolitical risks, political instabilities and policies and actions of governmental and regulatory authorities, including in connection with the invasion of Russia into Ukraine and the related international response measures (12) legal and regulatory risks in certain countries with less developed legal and regulatory frameworks (13) prudential supervision and regulations, including in relation to stress tests and regulatory restrictions on dividends and distributions (also among members of the group) (14) ING’s ability to meet minimum capital and other prudential regulatory requirements (15) changes in regulation of US commodities and derivatives businesses of ING and its customers (16) application of bank recovery and resolution regimes, including write down and conversion powers in relation to our securities (17) outcome of current and future litigation, enforcement proceedings, investigations or other regulatory actions, including claims by customers or stakeholders who feel misled or treated unfairly, and other conduct issues (18) changes in tax laws and regulations and risks of non-compliance or investigation in connection with tax laws, including FATCA (19) operational and IT risks, such as system disruptions or failures, breaches of security, cyber-attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business and including any risks as a result of incomplete, inaccurate, or otherwise flawed outputs from the algorithms and data sets utilized in artificial intelligence (20) risks and challenges related to cybercrime including the eﬀects of cyberattacks and changes in legislation and regulation related to cybersecurity and data privacy, including such risks and challenges as a consequence of the use of emerging technologies, such as advanced forms of artificial intelligence and quantum computing (21) changes in general competitive factors, including ability to increase or maintain market share (22) inability to protect our intellectual property and infringement claims by third parties (23) inability of counterparties to meet financial obligations or ability to enforce rights against such counterparties (24) changes in credit ratings (25) business, operational, regulatory, reputation, transition and other risks and challenges in connection with climate change, diversity, equity and inclusion and other ESG-related matters, including data gathering and reporting and also including managing the conflicting laws and requirements of governments, regulators and authorities with respect to these topics (26) inability to attract and retain key personnel (27) future liabilities under defined benefit retirement plans (28) failure to manage business risks, including in connection with use of models, use of derivatives, or maintaining appropriate policies and guidelines (29) changes in capital and credit markets, including interbank funding, as well as customer deposits, which provide the liquidity and capital required to fund our operations, and (30) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on www.ING.com.
This document may contain ESG-related material that has been prepared by ING on the basis of publicly available information, internally developed data and other third-party sources believed to be reliable. ING has not sought to independently verify information obtained from public and third-party sources and makes no representations or warranties as to accuracy, completeness, reasonableness or reliability of such information.
Materiality, as used in the context of ESG, is distinct from, and should not be confused with, such term as defined in the Market Abuse Regulation or as defined for Securities and Exchange Commission (‘SEC’) reporting purposes. Any issues identified as material for purposes of ESG in this document are therefore not necessarily material as defined in the Market Abuse Regulation or for SEC reporting purposes. In addition, there is currently no single, globally recognized set of accepted definitions in assessing whether activities are “green” or “sustainable.” Without limiting any of the statements contained herein, we make no representation or warranty as to whether any of our securities constitutes a green or sustainable security or conforms to present or future investor expectations or objectives for green or sustainable investing. For information on characteristics of a security, use of proceeds, a description of applicable project(s) and/or any other relevant information, please reference the offering documents for such security.
This docuent may contain inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this document. ING does not make any representation or warranty with respect to the accuracy or completeness of, or take any responsibility for, any information found at any websites operated by third parties. ING specifically disclaims any liability with respect to any information found at websites operated by third parties. ING cannot guarantee that websites operated by third parties remain available following the publication of this document, or that any information found at such websites will not change following the filing of this document. Many of those factors are beyond ING’s control.
Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.
This document does not constitute an oﬀer to sell, or a solicitation of an oﬀer to purchase, any securities in the United States or any other jurisdiction.

Attachment

  ING to nominate Petri Hofsté and Stuart Graham as members of the Supervisory Board (https://ml-eu.globenewswire.com/Resource/Download/6631d860-ff67-4331-98a9-e23fc35c97ae)